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                                                                   EXHIBIT 2(a)

Carolina Power & Light                24-Hour Media Line
Corporate Communications              Tel 919 546-6189
PO Box 1551                           Fax 919 546-6615
Raleigh NC  27602                     Internet:  www.cplc.com

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CP&L Contacts:                              NCNG Contacts:

Media:            Mike Hughes               Media:            Calvin Wells
                  (919) 546-6189                              (910) 323-6201

Investors:        Bob Drennan               Investors:        Gerald Teele
                  (919)     546-7474                          (910) 323-6203

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     CP&L announces plan to acquire NCNG

     RALEIGH, N.C. (Nov. 11, 1998) - As part of its strategy to become a total energy provider for customers while growing earnings and securing gas supplies for planned electric power plants, Carolina Power & Light (NYSE:
     CPL) announced today that it has entered into a definitive agreement to acquire North Carolina Natural Gas Corp. (NYSE: NCG) through a stock-for-stock transaction and will add NCNG's natural gas and propane products into CP&L's portfolio of electricity, energy services and technology products and services.

     Under the agreement, each common share of NCNG will be converted into common shares of CP&L, based on an exchange ratio to be determined by dividing $35 by the average price of CP&L stock during a 20-day period before the closing of the transaction. The exchange ratio will not exceed
     0.8594 nor be less than 0.7032. Based on CP&L's closing price of $47.56 Tuesday, Nov. 10, the exchange ratio would be 0.7359, which would represent a premium of 48 percent to NCNG shareholders. CP&L will issue approximately $354 million in stock to NCNG shareholders to complete the transaction. The transaction is expected to be accretive to CP&L's earnings after transaction expenses and consolidation costs; it will be accounted for as a pooling of interests.

     CP&L President and Chief Executive Officer William Cavanaugh III said the acquisition of NCNG fits logically into CP&L's plan to become a total energy provider.

                                     -more-


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     Carolina Power & Light
     Page 2

     "We have plans for significant additions of gas-fired power plants over the next 10 years to meet our customers' needs. Access to a competitively priced gas supply is integral to our long-term strategy," Cavanaugh said. "To better serve our customers, we plan to create a larger regional platform from which to expand our energy-related products and services throughout the Carolinas and beyond. The ability to offer reasonably priced natural gas to our customers has been a strategic priority for CP&L, and our acquisition of NCNG advances that strategy.

     "NCNG has enjoyed an extraordinary customer growth rate over the last few years - about three times the national industry average - and we believe there is even more opportunity to increase the penetration of gas to customers in our service area. NCNG's low-cost structure and strong balance sheet make it a perfect fit for CP&L, and our overlapping service areas will provide increased growth opportunities between the two operations.

     "For many years, NCNG has shared CP&L's commitment to economic development in the region," Cavanaugh said. "Our goal is to help stimulate development even further by enhancing the energy infrastructure in eastern North Carolina.

     "Today's announcement is another step in CP&L's focused strategy to become a total energy provider in our region, which continues to enjoy strong growth. Our objective is to provide a full array of energy-related services to all of our current customers and to expand our market reach. Our strategy and our employees are squarely focused on creating shareholder value. As we have said before, we will pursue a disciplined strategy and acquire only those companies, like NCNG, that offer profitable synergies with our own."

     CP&L's generation expansion plans include more than 600 megawatts in Wayne County on the site of the existing Lee Steam Electric Plant. That planned facility is in the current NCNG service area. It will include four gas-fired combustion-turbine generators, and is scheduled to be on line in mid-2000. The additional generation in Wayne County and elsewhere in North Carolina is needed to accommodate the area's ongoing growth in population and usage, to increase reserve capacity in the Southeast and to support CP&L's strategy for additional sales in the wholesale energy market.

     NCNG Chairman and Chief Executive Officer Calvin Wells said he believes the
     combination  is  a  great   opportunity   for   customers,   employees  and
     shareholders of both companies.

     "CP&L and NCNG are not only neighbors, but we also share a similar corporate culture," Wells said. "NCNG's gas expertise and growing customer base will benefit CP&L, and NCNG will benefit by being part of a larger organization in a consolidating industry. NCNG, like CP&L, has a history of providing excellent service to its customers, and we will continue to provide the same safe, reliable service our customers have come to expect."

                                     -more-


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     Carolina Power & Light
     Page 3

     NCNG will be operated as a wholly owned subsidiary of CP&L. Wells will remain CEO of the subsidiary and will report directly to Cavanaugh and participate on the CP&L senior management committee.

     A transition plan is currently being developed to guide the integration of NCNG employees, facilities and customer services into CP&L. The change is not expected to have an immediate effect on the way customers currently do business with either company, although the integration is expected to provide opportunities for some consolidation of customer service functions in the future.

     Both companies' retail rates are regulated by the N.C. Utilities Commission and would not be affected by the acquisition.

     CP&L currently pays an annual dividend of $1.94 per share. Based on the exchange ratio of 0.7359, NCNG's shareholders will receive an increase of $0.4276 (or 43 percent) in dividends per share.

     The acquisition is conditioned upon the approval of the N.C. Utilities Commission and S.C. Public Service Commission, NCNG's shareholders, the Securities and Exchange Commission and other customary conditions. CP&L anticipates regulatory approvals can be obtained by mid-1999.

     Headquartered in Fayetteville, NCNG provides natural gas, propane and related services to more than 173,000 customers located in 86 towns and cities and on four municipal gas distribution systems in south-central and eastern North Carolina. The company has about 515 employees. NCNG's fiscal 1998 (ended Sept. 30, 1998) operating revenues totaled $232 million.

     Headquartered in Raleigh, CP&L observed the 90th anniversary of its charter in July. Today CP&L maintains 16 power plants and more than 60,000 miles of power lines in providing service to nearly 1.2 million customers in central and eastern North Carolina, the Asheville area and the Pee Dee Region of South Carolina. Including subsidiaries, CP&L has about 6,900 full-time employees.

                                      # # #

     Note to Editors: Today's news release, along with other news about CP&L and
     NCNG,   is   available   on  the   Internet  at   http://www.cplc.com   and
     http://www.ncng.com.